4-1200 Waverley Street Winnipeg, Manitoba, Canada R3T 0P4 Phone: 204 487 7412 Fax: 204-488-9823

A. MICHAEL LINCOFF JOINS MEDICURE’S
SCIENTIFIC ADVISORY BOARD

WINNIPEG, Manitoba – (December 7, 2005) Medicure Inc. (TSX:MPH; Amex:MCU), a cardiovascular drug discovery and development company is pleased to announce A. Michael Lincoff, MD, of the Cleveland Clinic has joined its Scientific Advisory Board (SAB). Dr. Lincoff is an interventional cardiologist in the Cleveland Clinic Department of Cardiovascular Medicine and a staff cardiologist in the Joseph J. Jacobs Center for Thrombosis and Vascular Biology, Department of Molecular Cardiology at the Cleveland Clinic Research Institute.

“We are extremely pleased to have someone with Dr. Lincoff’s credentials join our SAB,” commented Albert D. Friesen, PhD, Medicure’s President and CEO. “Dr. Lincoff’s expertise in interventional cardiology makes him an ideal resource for the Company as we move forward with the development of MC-1. He will further strengthen the group of world renowned opinion leaders on Medicure’s SAB.”

Dr. Lincoff is board certified as a Diplomate in internal medicine, cardiovascular disease and interventional cardiology by the American Board of Internal Medicine. Dr. Lincoff’s specialty interests focus on high-risk and complex coronary angioplasty, preventing restenosis, treating acute coronary syndromes and acute myocardial infarction, and developing antithrombotic therapy during coronary intervention.

Widely published in leading peer-reviewed scientific journals, Dr. Lincoff serves as a manuscript reviewer for Circulation, New England Journal of Medicine, the Journal of the American Medical Association (JAMA), and the Journal of the American College of Cardiology, among others. He is consulting editor of the American Journal of Cardiovascular Drugs. In addition he reviews abstracts for scientific sessions of a number of national and international scientific organizations.

Dr. Lincoff is involved in many clinical trials and research studies related to his specialty interests, thus far serving as principal investigator for more than 15 pivotal studies assessing new therapies to reduce short and long-term complications of coronary revascularization procedures or to enhance treatment of heart attack (myocardial infarction) or unstable chest pain syndromes. He has presented his clinical findings to medical symposia and conferences worldwide and in over 150 peer-reviewed scientific publications.

About Medicure Inc.
Medicure Inc. is a cardiovascular drug discovery and development Company focused on developing effective therapeutics for unmet needs in the field of cardiovascular medicine, the largest pharmaceutical market sector. The Company's solid position in this field is supported by the following attributes:

  Cardiovascular focused pipeline: a global market of over US $70 billion
  Two drugs - MC-1 & MC-4232 – advancing to Phase III development
  Four positive Phase II trials completed
  FDA Fast Track designation for MC-1
  Unique products addressing major, inadequately served markets
  Dual action antithrombotic, MC-45308, with positive preclinical results

Medicure also has a medicinal chemistry based Drug Discovery program focused on discovery and advancement of novel small molecule, anti-ischemics, and antithrombotics towards human clinical studies.

This press release contains forward-looking statements that involve risks, which may cause actual results to differ materially from the statements made, and accordingly may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

For more information, please contact:
Derek Reimer	Hogan Mullally
Chief Financial Officer	Manager of Investor &
Public Relations

Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicure.com
Web: www.medicure.com